UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PLAYSTUDIOS, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

72815G108

(CUSIP Number)

October 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72815G108

1	NAME OF REPORTING PERSON Activision Publishing, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,677,398
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,677,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,677,398
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 72815G108

1	NAME OF REPORTING PERSON Activision Entertainment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,677,398
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,677,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,677,398
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 72815G108

1	NAME OF REPORTING PERSON Activision Blizzard, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,677,398
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,677,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,677,398
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 72815G108

1	NAME OF REPORTING PERSON Microsoft Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,677,398
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,677,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,677,398
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8%
12	TYPE OF REPORTING PERSON CO

Explanatory Note

This is Amendment No. 1 to the Schedule 13G filed with the Securities and Exchange Commission on July 1, 2021 by each of Activision Publishing, Inc., Activision Entertainment Holdings, Inc. and Activision Blizzard, Inc., related to the shares of Class A Common Stock held by Activision Publishing Inc. (the “Original Schedule 13G”). This Amendment No. 1 amends the Original Schedule 13G to add Microsoft Corporation as a Reporting Person as a result of its acquisition of Activision Blizzard, Inc. on October 13, 2023. Following such acquisition, Microsoft Corporation may be deemed a beneficial owner of the Class A Common Stock held by Activision Publishing, Inc., as more fully described below.

Item 1(a)	Name of Issuer

PLAYSTUDIOS, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

10150 Covington Cross Drive, Las Vegas, Nevada 89144.

Item 2(a)	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Activision Publishing, Inc., a Delaware corporation;

(ii)	Activision Entertainment Holdings, Inc., a Delaware corporation;

(iii)	Activision Blizzard, Inc., a Delaware corporation; and

(iv)	Microsoft Corporation, a Washington corporation.

Class A Common Stock held directly by Activision Publishing, Inc., which has held such shares of Class A Common Stock continuously since the original acquisition on June 21, 2021. On October 13, 2023, Microsoft Corporation acquired Activision Blizzard, Inc. pursuant to an Agreement and Plan of Merger dated as of January 18, 2022, as amended. Activision Publishing, Inc. is a wholly owned subsidiary of Activision Entertainment Holdings, Inc., and Activision Entertainment Holdings, Inc. is a wholly owned subsidiary of Activision Blizzard, Inc. By virtue of these relationships, Microsoft Corporation, Activision Entertainment Holdings, Inc. and Activision Blizzard, Inc. may be deemed to beneficially own the securities held directly by Activision Publishing, Inc. but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Activision Publishing, Inc.) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit B herein.

Item 2(b)	Address or Principal Business Office or, if None, Residence

The mailing address of each of Activision Publishing, Inc., Activision Entertainment Holdings, Inc. and Activision Blizzard, Inc. is:

2701 Olympic Boulevard, Building B

Santa Monica, CA 90404

The mailing address of Microsoft Corporation is:

One Microsoft Way

Redmond, WA 98052-6399

Item 2(c)	Citizenship

See Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

Item 2(e)	CUSIP No.

72815G108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Activision Publishing, Inc. directly holds 12,677,398 shares of Class A Common Stock. Calculation of the percentage of Class A Common Stock beneficially owned is based on 117,573,136 shares of Class A Common Stock outstanding as of October 31, 2023, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2023.

This Schedule 13G does not include the 2,132,082 shares of Class A Common Stock that Activision Publishing, Inc. has the right to receive, payable in two equal tranches (“Earnout Shares”), if (i) the closing price of Class A Common Stock exceeds $12.50 and $15.00 per share, respectively, for any 20 trading days within any 30-trading day period commencing on or after the 150th day from June 21, 2021 (the “Closing Date”) or (ii) there is a sale of the Issuer at or above the relevant vesting metric, which such Earnout Shares expire if the relevant vesting metric is not met by the five-year anniversary of the Closing Date.

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person’s cover page.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Earnout Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Earnout Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023

ACTIVISION PUBLISHING, INC.

By:	/s/ Luci Altman
	Name:	Luci Altman
	Title:	Secretary

ACTIVISION ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Luci Altman
	Name:	Luci Altman
	Title:	Secretary

ACTIVISION BLIZZARD, INC.

By:	/s/ Keith R. Dolliver
	Name:	Keith R. Dolliver
	Title:	Vice President

MICROSOFT CORPORATION

By:	/s/ Keith R. Dolliver
	Name:	Keith R. Dolliver
	Title:	Corporate Secretary

EXHIBIT LIST

Exhibit B	Joint Filing Agreement among the Reporting Persons (filed herewith).